Filed by: Diamond Offshore Drilling, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diamond Offshore Drilling, Inc.

Commission File No.: 001-13926

[The following was made available to Diamond Offshore Drilling, Inc. (“Diamond Offshore”) employees on June 17, 2024 in connection with the proposed transaction between Diamond and Noble Corporation plc (“Noble”).]

Employee Frequently Asked Questions:
Noble Corporation Acquisition of Diamond Offshore

As of June 17, 2024

Dear Diamond Offshore Team,

On June 10, we announced that Diamond Offshore has agreed to be acquired by Noble Corporation. These Frequently Asked Questions (FAQs) address common questions and concerns you may have about the acquisition. Detailed questions about pay, policies, and rig operations will likely not be answered until much closer to merger completion. As integration plans progress, the FAQs will be updated periodically to reflect new information.

If you have any additional questions or need clarification, please reach out to your supervisor or HR representative. The information below is summary information only, and the terms of the merger agreement and the terms and conditions of plan documents, agreements, policies and programs will apply.

Click on the links below to jump to specific FAQ topic areas:

Transaction Details

Company Stock & Financial Matters

Business Continuity

Merger Integration

Benefits and General Pay Practices

Shore-Based Employees: Potential Separation of Employment

Shore-Based Employees: Existing Compensation Programs

Offshore Employee FAQs

General Questions

Transaction Details

1.	Who is Noble Corporation?

Noble Corporation is an international offshore drilling contractor with a long history in the industry. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921. The company currently has a fleet of 31 rigs, including 15 drillships, 3 semisubmersibles, and 13 jackups. As of December 31, 2023, they employed approximately 3,600 employees worldwide.

2.	I’ve seen this transaction referred to as both a merger and an acquisition. Which is it? What’s the difference?

A combination of two companies is referred to as a merger. In this case, Noble and Diamond Offshore are combining and Noble will be the continuing parent company, so this merger is also an acquisition of Diamond Offshore by Noble. We use the terms “merger” and “acquisition” throughout this document, and they are interchangeable terms for this combination transaction.

3.	Why did we agree to this merger?

We believe the combination of Noble and Diamond Offshore increases value for both companies’ shareholders and customers by creating a larger offshore drilling contractor with the scale to provide expanded services to customers and deliver shareholder value through the industry cycle.

4.	When is the merger expected to close?

Like many mergers, government approvals are required before this merger can become effective. The merger is expected to be completed in the first quarter of 2025.

Company Stock & Financial Matters

5.	Are there any restrictions on buying or selling our stock during the merger process?

This merger has been publicly announced and therefore does not result in any restrictions on trading for most employees. Employees who are typically subject to trading restrictions because of quarterly financial reporting blackouts or who are otherwise aware of material non-public information will still need to comply with our usual trading restrictions. If you have any questions about your ability to buy or sell Diamond Offshore stock, contact David Roland, SVP, General Counsel & Secretary.

6.	What happens with Diamond Offshore stock when the transaction is finalized? Do we need to take any action?

When the merger becomes effective, shares of Diamond Offshore stock will be automatically cancelled and exchanged for 0.2316 shares of Noble stock. Additionally, Diamond Offshore shareholders will receive $5.65 per share of Diamond Offshore stock in cash.

For example, if you own 100 shares of Diamond Offshore stock, when the transaction is completed you will receive (i) 23 Noble shares, (ii) $565 in cash, and (iii) cash in lieu of fractional ordinary shares of Noble (0.16 shares).

7.	How will our equity awards vest? Will 2021 equity awards vest as planned?

Yes, 2021 equity awards will vest as planned, according to the terms of the award agreements.

In general, all your Diamond Offshore RSUs that are outstanding at the time the merger becomes effective will automatically convert into Noble RSUs based on the equity award exchange ratio (as described below) and will continue to vest based on their original vesting schedule and terms, including accelerated vesting on a “qualifying termination” (as defined in your award agreement). The “equity award exchange ratio” effectively converts the stock and cash merger consideration payable to Diamond Offshore shareholders into an equivalent number of Noble shares and is equal to the sum of (I) 0.2316 plus (II) (x) $5.65 per share, divided by (y) the closing price on the NYSE for a Noble ordinary share on the last trading day immediately preceding the closing. The final equity award exchange ratio will be calculated and communicated to you shortly following closing.

However, if you hold any Diamond Offshore RSUs that are settled into cash or Diamond Offshore stock at closing (including any Diamond Offshore RSUs that vest if you experience a “qualifying termination” on the closing date of the merger), your Diamond Offshore RSUs will accelerate as of the closing and, if your Diamond Offshore RSUs are settled in cash, you will receive cash or, if your Diamond Offshore RSUs are settled in Diamond Offshore stock, you will receive the merger consideration (0.2316 shares of Noble stock plus $5.65 in cash) in exchange for each share of Diamond Offshore stock received in settlement of your Diamond Offshore RSUs.

You will receive additional information closer to the time of the closing about the mechanics of this conversion and how it will be reflected in your Fidelity account.

8.	Will the company provide financial advice to employees with a stock plan?

No, the company can’t provide personal financial advice to employees. If you have questions about financial planning or tax planning, please contact your personal financial or tax advisors.

9.	How can I access information about my Diamond Offshore equity compensation awards?

You can obtain information about your equity awards in your Fidelity account. To view your account balance and stock plan information, go to https://netbenefits.fidelity.com/ or call a Fidelity Stock Plan Services Representative at 800-544-9354 or from outside the US dial 800-544-0275. You can also visit Fidelity’s stock plan resource center via https://www.fidelity.com/go/stock-plan-services/overview.

Business Continuity

10.	How does this acquisition affect our contracts with vendors?

Our vendor and supplier contracts will remain in place with the current Diamond Offshore contract party. However, because the Diamond Offshore contract party will become a subsidiary of Noble and under the ownership and control of Noble, Noble will effectively hold those contracts after the merger becomes effective. At this time, we don’t have details of Noble’s plans for our vendor-supplied services.

11.	Will our marketing agreement for three drillships (West Dorado, West Draco, and Tidal Action) be affected by this announcement?

Diamond Offshore’s marketing agreements for three drillships will remain in place, subject to the currently existing right for the drillship owner to end the contract early consistent with the contract terms. Until the merger closes, Diamond Offshore will continue to operate as an independent company and compete in the market. We will continue to pursue work for the rigs under our marketing agreements.

12.	Will we continue to implement new systems/programs as planned, or should these be stalled?

Our leadership team is currently reviewing planned projects and initiatives to decide which should continue and which should be put on hold. We will communicate more once decisions are made.

13.	Is there a hiring freeze? Can we continue to hire for existing shore-based vacancies?

Until the acquisition becomes effective, Diamond Offshore continues to operate as an independent company. We therefore need to have the necessary shore-based organization in place to support our operations and other company obligations. However, under the merger agreement, we have some restrictions on shore-based hiring. If you have questions about whether an open position can be filled, please reach out to Brooke Donohue, Director-Global HR Operations and Talent.

14.	Will the merger affect timing and spend for the Rhino shipyard project?

No. The Rhino shipyard project in Las Palmas will continue as planned.

15.	Will we proceed with the Aberdeen office move and Parkhill relocation?

We have put the Aberdeen office move and Parkhill relocation on hold for now.

Merger Integration

16.	Will there be a team focused specifically on integration?

Yes, we will form an integration planning team to ensure that the transition goes smoothly post-closing. We expect Noble will also implement an integration planning team.

17.	What if I am contacted by a third party about the transaction?

If you are contacted by a vendor or customer, you should respond with pre-approved response statements or direct them to the Investor Relations section of our website, where press releases and SEC filings are available. If you have any questions or concerns about how to respond, speak with your supervisor.

18.	Should I reach out to my counterpart at Noble?

No. We are in the process of setting up a formal process that will plan for the integration of our companies within legal guidelines. Contact between Diamond Offshore and Noble should only occur through the formal integration process. Until the merger closes, we must continue to operate and compete as independent companies.

19.	Will we be operating under the Noble Management System once the transaction is finalized?

The integration of two companies can be complicated and takes time. We expect some Diamond Offshore processes and systems to continue for a while after the merger becomes effective. Currently, we don’t have information about Noble’s plans for integrating our management systems. We will provide further updates as details become available.

20.	How are Noble’s shore-based functions structured? Where will my rig be supported?

At this time, we don’t have details of how Noble’s shore-based organization is structured or how our employees may be integrated into their organization. We will provide further updates as details become available during the integration planning process.

21.	What will happen to our shore-based offices?

At this time, we don’t have details of Noble’s plans for integrating our shore-based organizations, including global office locations. We will provide further updates as details become available during the integration planning process.

Benefits and General Pay Practices

22.	Open enrollment for U.S. health benefits usually occurs at the beginning of the 4th quarter. Will this be done as usual?

Diamond Offshore will continue to operate as an independent company until the merger closes, which includes providing benefits to our employees. We will conduct open enrollment for U.S. benefits this fall.

23.	Will there be any changes to our company 401(k) plan?

There are no changes planned to our company 401(k) plan prior to the merger closing. We don’t currently have information about Noble’s integration plans for benefits programs and will provide further updates as details become available.

24.	This situation is causing me a lot of anxiety. Are there resources available to assist me?

In each region, Diamond Offshore provides support services through our Employee Assistance Program (EAP). We encourage you to contact the EAP in your region, which connects you and your eligible dependents to qualified professionals who can help you work through stress and anxiety. It is confidential and offered at no cost to you.

Shore-Based Employee FAQs

Potential Separation of Employment

25.	Will there be layoffs of shore-based employees because of this merger?

In mergers between two established companies, there is often some overlap in roles and responsibilities which results in layoffs; however, we don’t yet have visibility into Noble’s plans for the organization after the acquisition becomes effective.

26.

Can a Diamond Offshore shore-based employee expect to be employed (provided they are not terminated for other reasons) until the merger is complete, or will Diamond Offshore lay off employees in preparation for the merger completion?

Until the merger closes, Diamond Offshore will continue to operate as an independent company. We therefore need our shore-based employees to continue supporting our rig operations and corporate processes. We do not have any lay-offs planned between now and merger completion.

27.	If I am not retained as an employee of Noble, will I be eligible to receive severance benefits?

Full-time employees who remain employed on the date of the merger closing and do not otherwise have individual contract terms will be eligible for separation benefits in accordance with the Diamond Offshore severance plan if their employment is terminated in connection with a reduction in force. See Q&A 28 for details of our severance plan for shore-based employees.

To the extent that terms and conditions of your employment differ under any collective bargaining agreement, you will receive benefits under that collective bargaining agreement.

28.	What does the severance plan entail?

In connection with the negotiation of the merger agreement, Noble has agreed to certain enhanced severance benefits.

Shore-based employees whose employment is terminated by Noble in connection with a reduction in force within 1 year after the merger closes (except terminations for cause, due to retirement or by voluntary resignation), will be eligible for a minimum severance of 12 weeks, which is an increase from our current separation pay policy minimum of 8 weeks. Separation pay under this enhanced severance plan will be calculated based on two weeks of base salary pay for each completed year of continuous service, paid at a minimum of 12 weeks and up to a maximum of 26 weeks. Additionally, under the enhanced severance plan, employees will receive company-paid benefit continuation for eligible health plans for the same amount of time they receive separation pay. (Note: If you are in the US and age 65 or above, you must enroll in Medicare Part A and B to be eligible for COBRA. Medicare will be your primary insurance coverage and COBRA will be secondary insurance.)

•

Example 1: Employee has worked for Diamond Offshore for 1 1⁄2 years. If his/her employment is terminated by Noble, he/she will be eligible for 12 weeks of separation pay and up to 12 weeks of company-paid benefit continuation for eligible health plans.

•

Example 2: Employee has worked for Diamond Offshore for 21 years. If his/her employment is terminated by Noble, he/she will be eligible for 26 weeks of separation pay and up to 26 weeks of company-paid benefit continuation for eligible health plans.

29.	What if I voluntarily leave Diamond Offshore prior to the merger closing? What if I don’t want to work for Noble? Will severance be offered if I voluntarily leave Noble after the merger closes?

If you voluntarily leave Diamond Offshore prior to the merger closing, you will not be eligible for severance benefits and will forfeit your 2024 bonus (if not yet paid) as well as any outstanding long-term incentive equity awards, if eligible. If you voluntarily leave Noble after the merger closing, you will forfeit any outstanding long-term incentive equity awards, if applicable, and will not be eligible for severance benefits.

At this time, we don’t have information about Noble’s plans for integrating our onshore organizations and how those plans might impact individual employees who are offered continuing employment.

30.	Will my accrued, unused vacation balance be paid out?

Until the merger closes, Diamond Offshore’s employment policies and benefits remain in effect, including payout of accrued, unused vacation upon employment termination. At this time, we do not know details of Noble’s plans for employment policies or benefits after the merger closes.

31.	Will my severance benefits be eligible to be contributed to the 401(k) plan?

No. Severance benefits are not considered eligible earnings as it pertains to the 401(k) plan.

32.	What happens to my 401(k) if I continue employment with Noble or if my employment is terminated?

At this time, we don’t have information about Noble’s integration plans for benefits programs and will provide further updates as details become available.

Under current plan terms, if your employment with Diamond Offshore is terminated, you may hold your retirement funds with Fidelity if your account balance is greater than $1,000. You will also be eligible to transfer (i.e., roll-over) your retirement funds to another eligible account if you choose. If your account balance is less than $1,000, you will be eligible to transfer (roll-over) your account to another eligible account, and if no action is taken within 30 days, your balance will be automatically distributed via check to the address on file with Fidelity.

33.	What happens to my life insurance if my employment is terminated?

Your life and disability insurance will end on your date of termination. You will be given an opportunity to convert your basic life insurance to a personal policy. You will have the opportunity to port or convert your optional and voluntary accidental death and dismemberment insurance. You must complete an application and apply for these options within 31 days of your coverage termination.

34.	If my role is not eligible for TUPE, what will the redundancy terms be? When will consultation begin for TUPE?

TUPE, or Transfer of Undertakings (Protection of Employment), is a UK law that regulates how employees are treated when a business changes ownership. At this time, we don’t have information about Noble’s plans for integrating our onshore organizations and how those plans might trigger statutory obligations in the UK. We will provide further updates as details become available.

35.	I am not on the US payroll. How are my benefits going to be impacted?

We are currently working to gather information on the impact to benefits for each region. At this time, we don’t currently have information about Noble’s integration plans for benefits programs and will provide further updates as details become available.

36.	Will the company provide employee assistance with an outplacement agency and resume building assistance?

Diamond Offshore and Noble are still forming our integration teams. We will address outplacement support services with Noble during integration planning. We will provide further updates as details become available.

Existing Compensation Programs

37.	Will onshore employees still get annual pay raises in 2024? When will pay raises be communicated to employees?

Yes, we will generally implement 2024 merit- or market-based pay adjustments for onshore employees as planned. We expect to communicate pay raises to eligible onshore employees by June 17.

38.	Will all shore-based employees be considered for a retention program or only those that are currently bonus eligible?

We are actively working on the details of a shore-based employee retention program and expect to communicate more details in the next two weeks.

39.	Will the 2024 short-term incentive plan (STIP) be paid?

Under the terms of our short-term incentive plan, if the acquisition closes on or before December 31, 2024, participating employees will receive STIP payments with performance measured at the greater of target (100%) and actual performance for the portion of 2024 that occurs prior to the closing, and target performance for the portion of 2024 after closing, payable as soon as practical following the merger closing.

If the acquisition closes in early 2025, payout under the 2024 STIP will be made based on performance against the STIP targets on the earlier of (i) the merger effective date, or (ii) our normal payout timing.

40.	Will the STIP be renewed for 2025 if the transaction isn’t closed by then?

If the acquisition becomes effective prior to April 1, 2025, each 2025 STIP participant who is actively employed by Diamond Offshore as of closing will receive, as soon as reasonably practicable following closing, a pro-rated portion of their 2025 annual bonus with performance measured at target (100%) based on the number of days employed in 2025 as of the closing.

If the acquisition hasn’t closed by April 1, 2025, Diamond Offshore may establish STIP performance goals for a 2025 STIP. If closing then occurs after April 1, 2025, but before December 31, 2025, 2025 STIP will be paid out based on the greater of target (100%) and actual performance for the portion of 2025 that occurs prior to the closing, and target performance for the portion of 2025 after closing, payable as soon as practical following the closing.

If an employee continues employment with Noble after the closing date, the employee will participate in a STIP program with metrics, goals, and terms established by Noble for the remainder of 2025.

Offshore Employee FAQs

41.	Will Noble change our offshore rig manning?

At this time, we don’t have details of how Noble’s organization is structured or their plans for rig manning following the acquisition. However, our existing drilling contracts will be assumed by Noble, and those contracts direct manning requirements for each asset.

42.	When will the offshore teams know the Noble pay scales and benefits?

Under the definitive merger agreement, pay and benefits, in the aggregate, can’t be made less favorable for 1 year after the merger becomes effective. We don’t have information about Noble’s plans for offshore compensation beyond that timeframe.

43.	What is Noble’s offshore rotation schedule? Does Noble pay for rig crew travel (flights, hotel, rental cars)?

At this time, we don’t have details of Noble’s rotation schedules and their plans for integrating our offshore crews into their employment policies and practices. We will provide further updates as details become available.

44.	Will our training documents and matrices change?

Until the acquisition closes, Diamond Offshore will continue to operate as an independent company, providing training and development opportunities for our employees. Our training matrices and requirements remain in place.

At this time, we don’t have details of Noble’s training requirements for offshore crews or their plans for integrating our offshore crews into their employment policies and practices. We will provide further updates as details become available.

45.	Does Noble utilize outside contractors for some positions? Will they retain Diamond Offshore employees who work in those positions?

At this time, we don’t have information about Noble’s plans for integrating our organizations and what that might mean for individual positions offshore. We will provide further updates as details become available.

46.

As it relates to Australian rig crews, we believe Noble uses labor agencies instead of direct hire. How will that work after the acquisition? Will the Australian Enterprise Agreement still be effective after the acquisition closes?

The Australian Enterprise Agreement is valid through its expiry date in 2028. At this time, we don’t have details of how Noble’s organization is structured or their plans for rig manning following the acquisition.

47.	Will we be able to negotiate our Brazil Collective Bargaining Agreement as usual?

Yes, we will be able to negotiate our Brazil Collective Bargaining Agreement as per our normal historical practice. However, we must consult with Noble during the negotiation process.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Diamond Offshore and Noble expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “strive,” “allow,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Diamond Offshore and Noble pursuant to the Merger Agreement (the “Transaction”), pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Diamond Offshore may not approve the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Diamond Offshore’s common stock or Noble’s ordinary shares, the risk that the Transaction and its announcement could have an adverse effect on the ability of Diamond Offshore and Noble to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Diamond Offshore’s and Noble’s control, including those detailed in Diamond Offshore’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://investor.diamondoffshore.com and on the Securities Exchange Commission’s (the “SEC”) website at http://www.sec.gov, and those detailed in Noble’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.investors.noblecorp.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Diamond Offshore and Noble believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Diamond Offshore and Noble undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication relates to the Transaction between Diamond Offshore and Noble. This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information

In connection with the Transaction, Noble expects to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Diamond Offshore and a prospectus of Noble (the “Proxy Statement/Prospectus”). The Transaction will be submitted to Diamond Offshore’s stockholders for their consideration. Diamond Offshore and Noble may also file other documents with the SEC regarding the Transaction. The definitive Proxy Statement/Prospectus will be sent to the stockholders of Diamond Offshore. This document is not a substitute for the Registration Statement and Proxy Statement/Prospectus that will be filed with the SEC or any other documents that Diamond Offshore and Noble may file with the SEC or send to stockholders of Diamond Offshore and shareholders of Noble in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF DIAMOND OFFSHORE AND NOBLE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIAMOND OFFSHORE AND NOBLE, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and all other documents filed or that will be filed with the SEC by Diamond Offshore and Noble through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Diamond Offshore will be made available free of charge on Diamond Offshore’s website at https://investor.diamondoffshore.com under the “Investor Relations” tab or by directing a request to Investor Relations, Diamond Offshore Drilling, Inc., 777 N. Eldridge Parkway, Suite 1100, Houston, Texas 77079, Tel. No. (281) 647-4035. Copies of documents filed with the SEC by Noble will be made available free of charge on Noble’s website at https://www.investors.noblecorp.com, under the “Investors” tab, or by directing a request to Investor Relations, Noble Corporation plc, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas, 77478 , Tel. No. (713) 239-6507.

Participants in the Solicitation

Diamond Offshore, Noble and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information about the directors and executive officers of Diamond Offshore is set forth in Diamond Offshore’s proxy statement for its 2024 annual meeting, including under the headings “Election of Directors (Proposal No. 1),” “Compensation Discussion and Analysis,” “Executive Compensation,” and “Stock Ownership of Management and Directors,” which was filed with the SEC on March  28, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/949039/000119312524080696/d882683ddef14a.htm , (ii) Diamond Offshores’s Annual Report on Form 10-K for the year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions, and Director Independence,” which was filed with the SEC on February 28, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/949039/000095017024022282/do-20231231.htm and (iii) subsequent statements of changes in beneficial ownership on file with the SEC.

Information about the directors and executive officers of Noble is set forth in (i) Noble’s proxy statement for its 2024 annual meeting, including under the headings “Resolutions 1, 2 ,3, 4 ,5 ,6, 7 & 8” and “Compensation Discussion and Analysis,” which was filed with the SEC on April  10, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1895262/000119312524091850/d807356ddef14a.htm , (ii) Noble’s Annual Report on Form 10-K for the year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions, and Director Independence,” which was filed with the SEC on February 23, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1895262/000162828024006622/ne-20231231.htm, (iii) Noble’s Current Report on Form 8-K filed with the SEC on March  15, 2024 and available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/949039/000119312524068298/d810669d8k.htm and (iv) subsequent statements of changes in beneficial ownership on file with the SEC.

Investors may obtain additional information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Stockholders of Diamond Offshore and shareholders of Noble, potential investors and other readers should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.